As filed with the Securities and Exchange Commission on June 29, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Salomon Brothers Inflation Management Fund Inc.

(Name of Subject Company (issuer))

Salomon Brothers Inflation Management Fund Inc.

(Name of Filing Person (offeror))

Common Stock

$0.001 Par Value Per Share

(Title of Class of Securities)

79550V109

(CUSIP Number of Class of Securities)

ROBERT I. FRENKEL

SECRETARY

SALOMON BROTHERS INFLATION MANAGEMENT FUND INC.

300 FIRST STAMFORD PLACE, 4TH FLOOR

STAMFORD, CONNECTICUT 06902

(203) 890-7041

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Sarah E. Cogan, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York, 10017

(212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$16,356,002(a)	$1,750.10(b)

(a)	Calculated as the aggregate maximum purchase price to be paid for 963,251 shares in the offer, based upon a price of $16.98 (98% of the net asset value per share of $17.32 on June 26, 2006).

(b)	Calculated at $107 per $1,000,000 of the Transaction Valuation.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☒ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Introductory Statement

This Issuer Tender Offer Statement on Schedule TO relates to an offer by Salomon Brothers Inflation Management Fund Inc., a Maryland corporation (the “Fund”), to purchase for cash up to 10% of its outstanding shares, or 963,251 of the Fund’s issued and outstanding shares of Common Stock, par value $0.001 per share, upon the terms and subject to the conditions contained in the Offer to Purchase dated June 29, 2006 and the related Letter of Transmittal which are filed as exhibits to this Schedule TO.

This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

ITEM 1. SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

(a) and (b) The information set forth in the Offer to Purchase under “Introduction” and under Section 10 (“Certain Information Concerning the Fund and the Fund’s Investment Manager”) is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under Section 7 (“NAV and Market Price Range of Shares; Dividends”) is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The Fund is the filing person. The information set forth in the Offer to Purchase under Section 10 (“Certain Information Concerning the Fund and the Fund’s Investment Manager”) is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a) The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

•	“Summary Term Sheet”;

•	“Introduction”;

•	Section 1 (“Terms of the Offer; Termination Date”);

•	Section 2 (“Acceptance for Payment and Payment for Shares”);

•	Section 3 (“Procedure for Tendering Shares”);

•	Section 4 (“Rights of Withdrawal”);

•	Section 5 (“Source and Amount of Funds; Effect of the Offer”)

•	Section 8 (“Federal Income Tax Consequences of the Offer”);

•	Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”); and

•	Section 13 (“Certain Conditions to the Offer”).

(b) The information set forth in the Offer to Purchase under “Introduction” and under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) The information set forth in the Offer to Purchase under Section 6 (“Purpose of the Offer; Plans or Proposals of the Fund”) and Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (b) and (c) The information set forth in the Offer to Purchase under Section 6 (“Purpose of the Offer; Plans or Proposals of the Fund”) is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a), (b) and (d) The information set forth in the Offer to Purchase under Section 5 (“Source and Amount of Funds; Effect of the Offer”) is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) and (b) The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

ITEM 9. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the Offer to Purchase under Section 14 (“Fees and Expenses”) is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS

(a) and (b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION

(a) The information set forth in the Offer to Purchase under Section 6 (“Purpose of the Offer; Plans or Proposals of the Fund”), Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) and Section 12 (“Certain Legal Matters; Regulatory Approvals”) is incorporated herein by reference. To the knowledge of the Fund, no material legal proceedings relating to the tender offer are pending.

(b) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

ITEM 12. EXHIBITS

EXHIBIT NO.	DESCRIPTION
(a)(1)(i)	Offer to Purchase, dated June 29, 2006.
(a)(1)(ii)	Form of Letter of Transmittal.
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

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EXHIBIT NO.	DESCRIPTION
(a)(1)(v)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Form of Letter to Stockholders.
(a)(2)	None.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)	Press release issued on June 29, 2006.
(b)	None.
(d)	None.
(e)	Settlement Agreement dated as of February 13, 2006 by and among Karpus Management, Inc. (d/b/a Karpus Investment Management), its directors, officers and all of its respective Affiliates (as defined) and the Fund. (including exhibits). Incorporated by reference to Exhibit 99.1 to Form 8-K of the Fund filed with the Securities and Exchange Commission on February 13, 2006.
(g)	None.
(h)	None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

Not Applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SALOMON BROTHERS INFLATION MANAGEMENT FUND INC.

By:	/s/ R. JAY GERKEN
Name: R. Jay Gerken Title: Chairman, President and Chief Executive Officer

Dated: June 29, 2006

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EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated June 29, 2006.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

(a)(l)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Form of Letter of Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Form of Letter to Stockholders.

(a)(5)	Press Release dated June 29, 2006.

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